                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                    SCHEDULE 13D

                      Under the Securities Exchange Act of 1934

                                 (Amendment No. 18)

                               PROVIDENT BANCORP, INC.
                -----------------------------------------------------
                                  (Name of Issuer)

                         Class A Common Stock, No Par Value
                      ----------------------------------------
                           (Title of Class of Securities)

                                     743834-20-2
                                ---------------------
                                   (CUSIP Number)

                                James E. Evans, Esq.
                               One East Fourth Street
                               Cincinnati, Ohio 45202
                                   (513) 579-2536
                  -------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  December 27, 1995
               -------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

                                 Page 1 of 15 Pages

          CUSIP NO. 743834-20-2          13D             Page 2 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    American Financial Group, Inc.               31-1422526
                    American Financial Corporation               31-0624874

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*
                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Ohio corporations

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

              SOLE VOTING POWER
                     - - -

          8      SHARED VOTING POWER
                    2,439,146 (See Items 5 & 6)

          9      SOLE DISPOSITIVE POWER
                     - - -

          10     SHARED DISPOSITIVE POWER
                    2,878,346 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    2,878,346 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    16.0% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                    HC
                    HC

          CUSIP NO. 743834-20-2          13D             Page 3 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Carl H. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*
                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

                 SOLE VOTING POWER
                      575,212

          8      SHARED VOTING POWER
                      2,439,146 (See Items 5 & 6)

          9      SOLE DISPOSITIVE POWER
                      575,212

          10     SHARED DISPOSITIVE POWER
                    2,878,346 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    3,453,558 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    19.2% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                        IN

          CUSIP NO. 743834-20-2          13D             Page 4 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Carl H. Lindner III
          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*
                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

                 SOLE VOTING POWER
                     777,040

          8      SHARED VOTING POWER
                     2,439,146 (See Items 5 & 6)

          9      SOLE DISPOSITIVE POWER
                     777,040

          10     SHARED DISPOSITIVE POWER
                    2,878,346 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    3,655,387 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    20.3% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                    IN

          CUSIP NO. 743834-20-2          13D             Page 5 of 15 Pages

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    S. Craig Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*
                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

                 SOLE VOTING POWER
                    937,110

          8      SHARED VOTING POWER
                    2,439,146 (See Items 5 & 6)

          9      SOLE DISPOSITIVE POWER
                     937,110

          10     SHARED DISPOSITIVE POWER
                    2,878,346 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    3,815,456 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    21.2% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                        IN

          CUSIP NO. 743834-20-2          13D             Page 6 of 15 Pages


          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    Keith E. Lindner

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*
                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States Citizen

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

                 SOLE VOTING POWER
                    1,083,301

          8      SHARED VOTING POWER
                    2,439,146 (See Items 5 & 6)

          9      SOLE DISPOSITIVE POWER
                    1,083,301

          10     SHARED DISPOSITIVE POWER
                    2,878,346 (See Item 5)

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                    3,961,648 (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    22.0% (See Item 5)

          14    TYPE OF REPORTING PERSON*
                    IN

          Item 1.  Security and Issuer.

                 This Amendment No. 18 to Schedule 13D is filed  on behalf
          of American Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl
          H. Lindner III, S. Craig Lindner and Keith E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons"), to amend and update the Schedule 13D most recently amended on December 4, 1995, relative to the no par value Common Stock ("Common Stock") issued by Provident Bancorp, Inc. ("Provident").

                 The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

                 As of December 31, 1995, the Lindner Family beneficially owned approximately 44% of the outstanding voting stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities).

          Item 3.  Source and Amount of Funds or Other Consideration.

                 Please see Item 4.

          Item 4.  Purpose of the Transaction.

                 On December 27, 1995, American Financial and Provident entered into a Plan of Reorganization pursuant to which all shares of Provident Series C Convertible Preferred Stock ("C Preferred") were exchanged for an identical number of shares of Provident Series D Convertible Preferred Stock ("D Preferred"). The terms of the Provident C Preferred permited American
          Financial, its subsidiaries or affiliates to convert the C Preferred into Provident Common Stock only so long as American Financial, its subsidiaries or affiliates did not, in the aggregate, beneficially own in excess of 9.9% of Provident's voting equity securities. The terms of the Provident D Preferred permit American Financial, its subsidiaries and affiliates to convert the D Preferred into Provident Common Stock at any time.

                 On December 27, 1995, GAI converted all 301,146 shares of its Provident D Preferred into 1,882,162 shares of Provident Common Stock and on December 29, 1995 GALIC transferred 35,136 shares of its Provident D Preferred to each of Loyal American Life Insurance Company and Prairie States Life Insurance Company, each wholy-owned subsidiaries of GALIC.

                 The Reporting Persons consider their beneficial ownership of Provident equity securities as an investment which they continue to evaluate. Although they have no present plans to do so, from time to time the Reporting Persons may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which they beneficially own.

                 Except as set forth in this Item 4, the Reporting Persons presently have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.  Interest in Securities of the Issuer.

                 As  of   December  31,   1995,  the   Reporting   Persons
          beneficially owned 6,251,009 shares (or approximately 34.8% of the outstanding shares) of Provident Common Stock as follows:

                Holder                     Number of Shares

               GAI                             2,325,286
               GALIC                             113,860
               LOYAL (a)                         219,600
               PRAIRIE (a)                       219,600
               Carl H. Lindner (b)               575,212
               Carl H. Lindner III (c)           777,040
               S. Craig Lindner (d)              937,110
               Keith E. Lindner (e)            1,083,301
                                               ---------
                 Total:                        6,251,009

          GAI   = Great American Insurance Company, 100% owned by AFC
          GALIC = Great American Life Insurance Company, 81.4% owned by
                  American Financial
          LOYAL = Loyal American Life Insurance Company, 100% owned by GALIC PRAIRIE = Prairie States Life Insurance Company, 100% owned by GALIC

          (a)     Represents shares issuable upon conversion of Provident D
                  Preferred.

          (b) Includes 459,892 shares held by his spouse and 38,481 shares held by a foundation over which he has voting and investment power. Does not include 2,439,146 shares held by subsidiaries of American Financial, of which he is Chairman of the Board and Chief Executive Officer and with whom he shares voting and investment power and 439,200 shares issuable to subsidiaries of American Financial upon conversion of preferred stock.

            (c)  Includes 1,854  shares  held by  his  spouse.   Does  not
                 include shares beneficially owned by American  Financial.
                  See Note (c).

            (d) Includes 146,326 shares held by his spouse individually and as custodian for their minor children and 3,000 shares held by a foundation over which he has voting and investment power. Does not include shares beneficially owned by American Financial. See Note (c).

            (e) Includes 1,746 shares he holds as custodian for his minor children, 151,281 held in two trusts for the benefit of his minor children, over which he or his spouse have shared voting and investment power. Also includes 134,188 shares which are held in a trust for the benefit of the minor children of Carl H. Lindner III and 20,000 shares which are held in a trust for the benefit of the minor children of S. Craig Lindner, in each case over which he has sole voting and investment power but no pecuniary interest. Does not include shares beneficially owned by American Financial. See Note (c).

                 Certain officers and directors of American Financial and AFC beneficially own shares of Provident Common Stock as follows:

                    Holder                     Number of Shares

                 James E. Evans                    9,651
                 Fred J. Runk                     66,105
                 Thomas E. Mischell              543,083 (a)
                 Sandra W. Heimann               341,221
                 Robert C. Lintz                   2,250

            (a) Includes 525,000 shares in an irrevocable trust of which he is co-trustee; the trustees have the power to vote and dispose of the shares.

                 On December 11, 1995 Carl H. Lindner disposed of 100 shares of Provident Common Stock by gift. Between December 21, 1995 and December 29, 1995, Carl H. Lindner's spouse purchased an aggregate of 134,100 shares of Provident Common Stock in market transactions at an average price of $47.34 per share. Between December 5, 1995 and December 19, 1995, Ms. Heimann purchased an aggregate of 22,500 shares of Provident Common Stock in market transactions at an average price of $45.81 per share and disposed of 9,015 shares by gift on December 27, 1995. On December 20, 1995 and December 21, 1995 S. Craig Lindner gifted an aggregate of 475 shares of Provident Common Stock. As of December 31, 1995, and within the last 60 days, to the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Persons or by the directors or executive officers of American Financial or AFC.

          Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 American Financial has agreed with the Board of Governors of the Federal Reserve System that any shares of Provident Common Stock received upon conversion of Provident D Preferred (taken with all other Provident voting shares beneficially owned by
          American Financial), which represent more than 4.9% of Provident's outstanding voting shares, will be voted in strict proportion with all other (non-American Financial held) outstanding Provident voting shares.

          Item 7.  Material to be filed as Exhibits.

            (1)  Agreement  required   pursuant  to   Regulation   Section
                 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

            (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

                 After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:  January 5, 1996

                                AMERICAN FINANCIAL GROUP, INC.

                                By: James C. Kennedy
                                     Secretary

                                AMERICAN FINANCIAL CORPORATION

                                By: James C. Kennedy
                                    Deputy General Counsel and Secretary


                                   James C. Kennedy,
                                     As Attorney-in-Fact for:
                                     Carl H. Lindner
                                     Carl H. Lindner III
                                     S. Craig Lindner
                                     Keith E. Lindner

          G:\USERS\LEGAL\13D\PROV18.DOC

                                                                  Exhibit 1
                                    AGREEMENT


            This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

            WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

            WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

            WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

            NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                AMERICAN PREMIER GROUP, INC.
                                AMERICAN FINANCIAL CORPORATION

                                By:/s/  James E. Evans
                                 Vice President & General Counsel

                                /s/ Carl H. Lindner

                                /s/ Carl H. Lindner III

                                /s/ S. Craig Lindner

                                /s/ Keith E. Lindner

                                                                  Exhibit 2

                                  POWER OF ATTORNEY



            I, Carl H. Lindner, do hereby appoint James E. Evans and James
          C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.


                                     /s/ Carl H. Lindner

                                  POWER OF ATTORNEY



            I, Carl H. Lindner III, do hereby appoint James E. Evans a nd James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                     /s/ Carl H. Lindner III

                                  POWER OF ATTORNEY




            I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                       /s/ S. Craig Lindner

                                  POWER OF ATTORNEY




            I, Keit h E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

            IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                      /s/ Keith E. Lindner